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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RESPONSE GENETICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761230105

(CUSIP Number)

SRB Management, L.P.
Attn:  Steven R. Becker
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 761230105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,570,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,570,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,418
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 761230105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Greenway Opportunity Fund, (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,397,672
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,397,672
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 761230105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. SRB Greenway Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,746
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 172,746
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 761230105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,570,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,570,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,418
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 761230105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 381,679
	8	SHARED VOTING POWER 1,570,418
	9	SOLE DISPOSITIVE POWER 381,679
	10	SHARED DISPOSITIVE POWER 1,570,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,097
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 761230105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,504
	8	SHARED VOTING POWER 1,570,418
	9	SOLE DISPOSITIVE POWER 114,504
	10	SHARED DISPOSITIVE POWER 1,570,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Response Genetics, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1640 Marengo Street, 6th Floor, Los Angeles, California 90033.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  SRB Management, L.P., a Texas limited partnership (“SRB Management”); SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership (“Greenway Opportunity QP”); SRB Greenway Opportunity Fund, L.P., a Texas limited partnership (“Greenway Opportunity, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Greenway Opportunity QP and Greenway Opportunity, L.P. are collectively referred to herein as the “Greenway Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of SRB Management.  Mr. Becker and Mr. Drapkin are also limited partners of SRB Management.  SRB Management is the general partner of, and investment manager for, the Greenway Funds.

(b) The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as a co-managing member of BCA.  The principal business of BCA is serving as the general partner of SRB Management.  The principal business of SRB Management is serving as the general partner of, and investment manager for, the Greenway Funds and other limited partnerships.  The principal business of each of the Greenway Funds is acquiring and holding an interest in the Issuer and other securities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $2,709,887.02 (including commissions) to purchase 2,066,601 shares of Common Stock.  Funds used by the Greenway Funds to purchase reported securities have come from working capital of the Greenway Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Funds used by Mr. Becker and Mr. Drapkin to purchase reported securities have come from their personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j)      The Reporting Persons originally purchased Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may discuss with the Issuer ways in which such undervaluation can be corrected.  The Reporting Persons may engage the Issuer in discussions regarding the Issuer’s assets, business, capitalization, financial condition or operations.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 2,066,601 shares of Common Stock.  Based upon a total of 15,297,183 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2009, the Reporting Persons’ shares represent approximately 13.510% of the outstanding shares of Common Stock.

Greenway Opportunity QP owns 1,397,672 shares of Common Stock (the “Greenway Opportunity QP Shares”), which represent approximately 9.137% of the outstanding shares of Common Stock.

Greenway Opportunity, L.P. owns 172,746 shares of Common Stock (the “Greenway Opportunity, L.P. Shares”), which represent approximately 1.129% of the outstanding shares of Common Stock.

Mr. Becker owns 381,679 shares of Common Stock (the “Becker Shares”), which represent approximately 2.495% of the outstanding shares of Common Stock.

Mr. Drapkin owns 114,504 shares of Common Stock (the “Drapkin Shares”), which represent approximately 0.749% of the outstanding shares of Common Stock.

The Greenway Opportunity QP Shares and Greenway Opportunity, L.P. Shares are collectively referred to herein as the “Greenway Funds Shares”.

Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity QP Shares.  Greenway Opportunity QP disclaims beneficial ownership of the Greenway Opportunity, L.P. Shares, the Becker Shares and the Drapkin Shares.

Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity, L.P. Shares.  Greenway Opportunity, L.P. disclaims beneficial ownership of the Greenway Opportunity QP Shares, the Becker Shares and the Drapkin Shares.

As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares.  SRB Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Greenway Funds Shares.

As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.

Mr. Becker has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Shares.  Mr. Drapkin has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Drapkin Shares.  As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.  Furthermore, Mr. Becker disclaims beneficial ownership of the Drapkin Shares, and Mr. Drapkin disclaims beneficial ownership of the Becker Shares.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) On March 5, 2010, Greenway Opportunity QP, Greenway Opportunity, L.P., Mr. Becker and Mr. Drapkin purchased shares of Common Stock directly from the Issuer in a private placement pursuant to a purchase agreement (the “Purchase Agreement”) and registration rights agreement (the “Registration Rights Agreement”) by and among the Issuer, Lansdowne UK Strategic Master Investment Fund Limited, Greenway Opportunity QP, Greenway Opportunity, L.P., Mr. Becker, Mr. Drapkin and Paragon Associates JV.  Under the Purchase Agreement and Registration Rights Agreement, Greenway Opportunity QP purchased 1,358,779 shares of Common Stock; Greenway Opportunity, L.P. purchased 167,939 shares of Common Stock; Mr. Becker purchased 381,679 shares of Common Stock; and Mr. Drapkin purchased 114,504 shares of Common Stock, in each case for $1.31 per share.  This transaction is described more fully in the Form 8-K filed by the Issuer on March 8, 2010.  That filing is incorporated herein by reference, including all attachments thereto, and this description of the Purchase Agreement and Registration Rights Agreement is qualified in its entirety by reference thereto.

The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all other transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
Greenway Opportunity QP	1/22/2010	89	1.3600
Greenway Opportunity QP	1/25/2010	801	1.3742
Greenway Opportunity QP	1/26/2010	15,041	1.3497
Greenway Opportunity QP	1/27/2010	4,450	1.3500
Greenway Opportunity QP	1/27/2010	(4,450)	1.3500
Greenway Opportunity QP	1/27/2010	4,450	1.3500
Greenway Opportunity QP	2/1/2010	3,204	1.3500
Greenway Opportunity QP	2/3/2010	1,602	1.3500
Greenway Opportunity QP	2/4/2010	9,523	1.3500
Greenway Opportunity QP	2/5/2010	4,183	1.3500
Greenway Opportunity, L.P.	1/22/2010	11	1.3600
Greenway Opportunity, L.P.	1/25/2010	99	1.3742
Greenway Opportunity, L.P.	1/26/2010	1,859	1.3497
Greenway Opportunity, L.P.	1/27/2010	550	1.3500
Greenway Opportunity, L.P.	1/27/2010	(550)	1.3500
Greenway Opportunity, L.P.	1/27/2010	550	1.3500
Greenway Opportunity, L.P.	2/1/2010	396	1.3500
Greenway Opportunity, L.P.	2/3/2010	198	1.3500
Greenway Opportunity, L.P.	2/4/2010	1,177	1.3500
Greenway Opportunity, L.P.	2/5/2010	517	1.3500

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 10, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

On March 5, 2010, Greenway Opportunity QP, Greenway Opportunity, L.P., Mr. Becker and Mr. Drapkin entered into the Purchase Agreement and Registration Rights Agreement, which are more fully described in Item 5.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated March 10, 2010, by and among SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; SRB Management, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

Exhibit 2	Power of Attorney dated January 26, 2010 signed by Steven R. Becker.
Exhibit 3	Power of Attorney dated January 26, 2010 signed by Matthew A. Drapkin.
Exhibit 4
Purchase Agreement, dated March 5, 2010, by and among the Issuer, Lansdowne UK Strategic Master Investment Fund Limited, Greenway Opportunity QP, Greenway Opportunity, L.P., Mr. Becker, Mr. Drapkin and Paragon Associates JV.  (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission in respect of the Issuer on March 8, 2010.)

Exhibit 5
Registration Rights Agreement, dated March 5, 2010, by and among the Issuer, Lansdowne UK Strategic Master Investment Fund Limited, Greenway Opportunity QP, Greenway Opportunity, L.P., Mr. Becker, Mr. Drapkin and Paragon Associates JV.  (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the Securities and Exchange Commission in respect of the Issuer on March 8, 2010.)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           March 10, 2010

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact